                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                      FORM 11-K

    [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

              or

    [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                        For the Fiscal Year Ended May 31, 1997

                             Commission File No. 33-62357

A.  Full title of the Plan:

    TAB Products Co. Tax Deferred Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TAB Products Co.
                                  1400 Page Mill Road
                                  Palo Alto, California  94304

This report, including all exhibits and attachments, contains 14 pages.

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
MAY 31, 1997 AND 1996
--------------------------------------------------------------------------------

ASSETS                                                     1997         1996

CASH                                                 $     2,767   $    46,152

INVESTMENTS, at fair value (Note 3):
  Tab Products Co. Common Stock                        4,608,852     3,675,331
  Merrill Lynch:
    Retirement Preservation Trust                      3,003,008     2,980,171
    Growth Fund Class A                                4,042,158     3,482,871
    Global Allocation Fund Class A                       128,924       198,140
    Corporate Bond Fund Investment Grade Class A       1,672,489     1,682,092
    Basic Value Fund Class A                           4,250,511     3,833,687
  AIM Equity Constellation Fund                          985,672       681,432
  Templeton Foreign Fund                                 263,974       234,588
                                                     -----------   -----------
           Total investments                          18,955,588    16,768,312

ACCRUED  INTEREST  AND  DIVIDENDS  RECEIVABLE             27,966        26,686

EMPLOYEE  CONTRIBUTIONS  RECEIVABLE                       59,707        57,392

EMPLOYER  CONTRIBUTIONS  RECEIVABLE                       18,330        16,509

LOANS  TO  EMPLOYEES                                     499,820       358,965
                                                     -----------   -----------
           Total assets                               19,564,178    17,274,016

LIABILITIES

EXCESS  EMPLOYEE  CONTRIBUTIONS                           (7,298)     (160,606)
                                                     -----------   -----------

NET  ASSETS  AVAILABLE  FOR  PLAN  BENEFITS          $19,556,880   $17,113,410
                                                     -----------   -----------
                                                     -----------   -----------

See notes to financial statements.

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED MAY 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                          1997          1996
ADDITIONS  TO  NET  ASSETS  ATTRIBUTED  TO:
  Employee contributions                             $ 1,521,706   $ 1,335,188
  Employer contributions                                 445,465       367,872
  Investment income:
    Net appreciation in fair value of investments      1,992,456     1,932,264
    Interest and dividends                             1,048,022       919,955
                                                     -----------   -----------
           Total additions                             5,007,649     4,555,279

DEDUCTIONS  FROM  NET  ASSETS  ATTRIBUTED  TO -
  Employee withdrawals                                (2,564,179)   (1,890,974)
                                                     -----------   -----------
           Net additions                               2,443,470     2,664,305

NET  ASSETS  AVAILABLE  FOR  PLAN  BENEFITS:
  Beginning of year                                   17,113,410    14,449,105
                                                     -----------   -----------

  End of year                                        $19,556,880   $17,113,410
                                                     -----------   -----------
                                                     -----------   -----------

See notes to financial statements.

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
MAY 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.  DESCRIPTION OF PLAN

    The following brief description of the TAB Products Co. Tax Deferred Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL - The TAB Products Co. Tax Deferred Savings Plan (the Plan) is a trusteed plan that covers substantially all of the employees of TAB Products Co. (the Company). The assets of the Plan are held by Merrill Lynch Trust Company of California, trustee.

    On May 29, 1956, the Company established the TAB Products Co. Profit Sharing Plan and Trust (the Profit Sharing Plan). On January 1, 1974, the Profit Sharing Plan was superseded by the TAB Products Co. Incentive Thrift Plan (the Incentive Thrift Plan). On October 1, 1984, the Incentive Thrift Plan was replaced by this Plan. The assets held in the Profit Sharing Plan as of January 1, 1974, and all subsequent earnings thereon, are held in accounts under this Plan that are separate from the other accounts under this Plan. The assets held in the Incentive Thrift Plan as of October 1, 1984, and all subsequent earnings thereon, also are held in accounts under this Plan that are separate from the other accounts under this Plan.

    CONTRIBUTIONS TO THE PLAN - Plan participants may contribute 1% to 15% of their compensation to the Plan as a tax deferred savings contribution. The Company will make a matching contribution of 50% of a participant's tax deferred savings contribution, but not in excess of 2% of the participant's compensation. In addition to the matching contribution, the Company will make an incentive contribution equal to a percentage of the matching contribution for each participant if the Company's net profits (as defined in the Plan) exceed 5% of the Company's revenues for the Plan year.

    Tax deferred savings contributions are withheld from compensation earned throughout the Plan year, and along with matching contributions, are remitted to the Plan trustee semi-monthly. The incentive contributions for a Plan year, if any, are remitted to the Plan trustee no later than the filing date for the Company's federal income tax return. Tax deferred savings contributions are made in cash. Participants may direct the investment of their tax deferred savings contributions among several mutual funds and a Company stock fund. Matching and incentive contributions may
    be made in cash or in Company stock, as the Company decides.   Any cash
    matching and/or incentive contributions are invested as the Company directs. Employer contributions in 1996 and 1997 were made in cash.

    PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    ELIGIBILITY AND VESTING - All domestic employees are eligible to become participants in the Plan on the first payroll input day after the first day of employment. However, if a collective bargaining unit is formed in the future, such members will not become eligible to participate in the Plan unless so specified in the collective bargaining agreement.

    The Company's matching and incentive contributions are referred to as the Company Contribution Account. The Company Contribution Account of a participant shall vest in accordance with the following schedule:



                   YEARS OF SERVICE FOR     PERCENTAGE
                     VESTING PURPOSES         VESTED

                   Less than 2 years            0%
                   2 years                     25%
                   3 years                     50%
                   4 years                     75%
                   5 years                    100%



    One hundred percent of the Company Contribution Account will vest upon the participant's normal retirement date or termination of employment by reason of death or total disability. Any unvested portion of the Company Contribution account is forfeited. The amount of such forfeitures is applied against the Company's matching and incentive contribution, if any, to the Plan. Employees' contributions to the Plan are fully vested at all times.

    PLAN BENEFITS - When a participant's employment terminates, he or she is eligible to receive the vested balance of all his or her accounts under the Plan; the unvested balance is forfeited. Regardless of the investments in the participant's tax deferred savings account, distribution from all accounts is made in Company stock and/or cash only.

    During employment, participants who are fully vested and at least age 59 1/2 may withdraw all or a portion of the balances in their accounts under the Plan, once a Plan year. Participants who have accounts under the Plan holding assets of the Incentive Thrift Plan may withdraw part or all of the balance in such accounts while still employed, once a Plan year.
    A participant also may withdraw up to 50% of the vested balance of his or her Company Contributions Account while still employed, once a Plan year, provided that the amount to be withdrawn does not exceed the total Company contributions made for the participant more than two years prior to the date of the withdrawal. Finally, a participant who has a financial hardship (as defined in the Plan) while employed may withdraw some or all of the vested balances of all his or her accounts under the Plan.

    LOANS TO EMPLOYEES - Participants may borrow up to 50% of their vested account balances, up to a maximum loan of $50,000. Loan terms generally range from one to five years, but may be up to 15 years in certain circumstances. The loans are secured by the participants' account balances. The loans bear interest at a rate equal to 1% above the prime rate as published in the WALL STREET JOURNAL as of the first day of the month in which the loan is made.

    PLAN TERMINATION - Although TAB Products Co. established the Plan with the intention that it continue indefinitely, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant shall have a 100% vested interest in the balance credited to his Company Contribution Account and the Plan's assets shall be distributed to the participants.

    ADMINISTRATIVE EXPENSES - All administrative expenses, including trustee fees, related to the operation and management of the Plan are paid by TAB Products Co.

2.  ACCOUNTING POLICIES

    Company contributions are accrued annually pursuant to the terms of the Plan. Dividend and interest income and distribution of benefits are recorded on the accrual method of accounting.

    The Plan's investments are recorded at quoted market value. Investment transactions are accounted for on the trade date (i.e., the date the order to buy or sell is executed).

    The realized gains and losses on investments sold and the unrealized appreciation and depreciation of investments held are reported on an average current cost basis, based on the value of the investments at the beginning of the Plan year or at the time of purchase during the Plan year.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

3.  SEPARATE  FUND  INFORMATION

    The following table presents the net assets available for Plan benefits as of May 31, 1997 and changes in net assets available for Plan benefits for the year then ended after allocations of accrued interest and dividends receivable and employer contributions receivable and purchases of investments.



                                                                               MERRILL LYNCH
                                               ------------------------------------------------------------------------
                                                                                              CORPORATE
                                                                                 GLOBAL       BOND FUND         BASIC
                                                RETIREMENT         GROWTH      ALLOCATION    INVESTMENT         VALUE
                                               PRESERVATION         FUND           FUND         GRADE           FUND
                                                   TRUST           CLASS A       CLASS A       CLASS A         CLASS A
ADDITIONS  TO  NET  ASSETS
  ATTRIBUTED  TO:
  Contributions:
    Employee                                     $  216,151     $  454,116      $  38,240     $  130,975     $  337,980
    Employer
  Investment income:
    Realized and unrealized gains (losses)                         445,981          5,396          7,450        555,289
    Interest and dividends                          183,029        307,157         24,109        112,543        279,116
                                                 ----------     ----------       --------     ----------     ----------
           Total                                    399,180      1,207,254         67,745        250,968      1,172,385
                                                 ----------     ----------       --------     ----------     ----------
DEDUCTIONS  FROM  NET  ASSETS
  ATTRIBUTED  TO:
  Employee withdrawals                             (344,858)      (541,018)      (126,416)      (217,368)      (676,944)
                                                 ----------     ----------       --------     ----------     ----------

NET  ADDITIONS  (DEDUCTIONS)                         54,322        666,236        (58,671)        33,600        495,441

NET  ASSETS  AVAILABLE  FOR
  PLAN  BENEFITS:
  Beginning of year                               3,111,011      3,568,308        198,051      1,690,130      3,868,346
                                                 ----------     ----------       --------     ----------     ----------

  End of year                                    $3,165,333     $4,234,544       $139,380     $1,723,730     $4,363,787
                                                 ----------     ----------       --------     ----------     ----------
                                                 ----------     ----------       --------     ----------     ----------

                                                   AIM                            TAB
                                                  EQUITY         TEMPLETON   PRODUCTS CO.
                                              CONSTELLATION       FOREIGN       COMMON
                                                   FUND             FUND         STOCK           TOTAL
ADDITIONS  TO  NET  ASSETS
  ATTRIBUTED  TO:
  Contributions:
    Employee                                     $  188,881     $   51,147     $  104,216    $ 1,521,706
    Employer                                                                      445,465        445,465
  Investment income:
    Realized and unrealized gains (losses)           28,401         29,076        920,863      1,992,456
    Interest and dividends                           30,713         11,177        100,178      1,048,022
                                                 ----------     ----------     ----------    -----------
           Total                                    247,995         91,400      1,570,722      5,007,649
                                                 ----------     ----------     ----------    -----------

DEDUCTIONS  FROM  NET  ASSETS
  ATTRIBUTED  TO -
  Employee withdrawals                               76,620        (49,099)      (685,096)    (2,564,179)
                                                 ----------     ----------     ----------    -----------

NET  ADDITIONS  (DEDUCTIONS)                        324,615         42,301        885,626      2,443,470

NET  ASSETS  AVAILABLE  FOR
  PLAN  BENEFITS:
  Beginning of year                                 694,706        229,146      3,753,712     17,113,410
                                                 ----------     ----------     ----------     ----------
  End of year                                    $1,019,321     $  271,447     $4,639,338    $19,556,880
                                                 ----------     ----------     ----------    -----------
                                                 ----------     ----------     ----------    -----------


The following table presents the net assets available for Plan benefits as of May 31, 1996 and changes in net assets available for Plan benefits for the year then ended after allocations of accrued interest and dividends receivable and employer contributions receivable and purchases of investments.

                                                                                                        MERRILL LYNCH
                                                                                         -----------------------------------------
                                                                                                                         GLOBAL
                                                       FIXED                              RETIREMENT       GROWTH      ALLOCATION
                                     SHORT TERM       INCOME     EQUITY I    EQUITY II   PRESERVATION        FUND          FUND
                                        FUND           FUND        FUND         FUND         TRUST         CLASS A       CLASS A
ADDITIONS  TO  NET  ASSETS
  ATTRIBUTED  TO:
  Transfers from Bank of America      $     -      $     -      $     -      $     -      $ 3,422,126   $ 2,983,702      $    -
  Contributions:
    Employee                            114,646       69,407      141,938      139,923        173,935       222,923         8,343
    Employer                                -            -            -            -              -             -             -
  Investment income:
    Realized and unrealized gains
      (losses)                              -         85,754      462,146      354,644        (55,015)      215,747        11,857
    Interest and dividends              108,261        1,485        2,021        1,869        130,099       282,413            87
                                     ----------   ----------   ----------   ----------     ----------    ----------    ----------

           Total                        222,907      156,646      606,105      496,436      3,671,145     3,704,785        20,287
                                     ----------   ----------   ----------   ----------     ----------    ----------    ----------

DEDUCTIONS  FROM  NET
  ASSETS  ATTRIBUTED  TO:
  Employee withdrawals                 (297,018)    (280,662)    (289,426)    (347,285)      (224,868)      (44,047)          (67)
  Transfers between funds              (130,732)      28,888      (28,376)     107,601       (335,266)      (92,430)      177,831
  Transfer to Merrill Lynch          (3,422,126)  (1,821,557)  (3,601,096)  (2,983,702)           -             -             -
                                     ----------   ----------   ----------   ----------     ----------    ----------    ----------

           Total                     (3,849,876)  (2,073,331)  (3,918,898)  (3,223,386)      (560,134)     (136,477)      177,764
                                     ----------   ----------   ----------   ----------     ----------    ----------    ----------

NET  ADDITIONS
  (DEDUCTIONS)                       (3,626,969)  (1,916,685)  (3,312,793)  (2,726,950)     3,111,011     3,568,308       198,051

NET  ASSETS  AVAILABLE  FOR
  PLAN  BENEFITS:
  Beginning of year                   3,626,969    1,916,685    3,312,793    2,726,950            -             -             -
                                     ----------   ----------   ----------   ----------     ----------    ----------    ----------

  End of year                        $      -     $      -     $      -     $      -       $3,111,011    $3,568,308    $  198,051
                                     ----------   ----------   ----------   ----------     ----------    ----------    ----------
                                     ----------   ----------   ----------   ----------     ----------    ----------    ----------


                                           MERRILL LYNCH
                                      -----------------------
                                      CORPORATE
                                      BOND FUND      BASIC          AIM                         TAB
                                     INVESTMENT      VALUE        EQUITY        TEMPLETON   PRODUCTS CO.
                                        GRADE         FUND     CONSTELLATION     FOREIGN       COMMON
                                       CLASS A      CLASS A        FUND            FUND         STOCK           TOTAL
ADDITIONS  TO  NET  ASSETS
  ATTRIBUTED  TO:
  Transfers from Bank of America    $ 1,821,557  $ 3,601,096      $      -     $      -      $       -      $11,828,481
  Contributions:
    Employee                             84,947      195,867          50,443       15,015        117,801      1,335,188
    Employer                                -            -               -            -          367,872        367,872
  Investment income:
    Realized and unrealized gains
      (losses)                          (81,080)     270,382          80,401       12,280        575,148      1,932,264
    Interest and dividends               66,446      209,424              80            3        117,767        919,955
                                    -----------  -----------      ----------   ----------    -----------    -----------

           Total                      1,891,870    4,276,769         130,924       27,298      1,178,588     16,383,760
                                    -----------  -----------      ----------   ----------    -----------    -----------

DEDUCTIONS  FROM  NET
  ASSETS  ATTRIBUTED  TO:
  Employee withdrawals                  (20,204)    (154,443)            -            -         (232,954)    (1,890,974)
  Transfers between funds              (181,536)    (253,980)        563,782      201,848        (57,630)           -
  Transfer to Merrill Lynch                 -            -               -            -              -      (11,828,481)
                                    -----------  -----------      ----------   ----------    -----------    -----------

           Total                       (201,740)    (408,423)        563,782      201,848       (290,584)   (13,719,455)
                                    -----------  -----------      ----------   ----------    -----------    -----------

NET  ADDITIONS
  (DEDUCTIONS)                        1,690,130    3,868,346         694,706      229,146        888,004      2,664,305

NET  ASSETS  AVAILABLE  FOR
  PLAN  BENEFITS:
  Beginning of year                         -            -               -            -        2,865,708     14,449,105
                                    -----------  -----------      ----------   ----------    -----------    -----------

  End of year                       $ 1,690,130  $ 3,868,346      $  694,706   $  229,146    $ 3,753,712    $17,113,410
                                    -----------  -----------      ----------   ----------    -----------    -----------
                                    -----------  -----------      ----------   ----------    -----------    -----------


4.  TAXES

    The Company has obtained a favorable determination letter from the Internal Revenue Service dated March 1996 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

5.  EXCESS  EMPLOYEE  CONTRIBUTIONS

    Contributions in excess of amounts permitted under Internal Revenue Service regulations of $7,298 will be returned by the Plan to certain employees.

6.  RELATED  PARTY  TRANSACTIONS

    The Company's matching and incentive contributions may be made in TAB Products Co. common stock or cash, which is used to purchase TAB Products Co. common stock in the open market. The Plan has, at May 31, 1997 and 1996, invested in 488,381 and 490,044 shares, respectively, of TAB Products Co. common stock. The Company did not contribute stock in 1997 and 1996.

                                      * * * * *

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
MAY 31, 1997
--------------------------------------------------------------------------------

                                                                                                  FAIR
                                                            SHARES/UNITS            COST          VALUE
Merrill Lynch Preservation Trust                           3,003,008 units    $  3,003,008   $  3,003,008
AIM Equity Constellation Fund                                 37,308 units         950,256        985,672
Templeton Foreign Fund                                        23,696 units         238,934        263,974
Merrill Lynch Growth Fund Class A                            144,776 units       3,646,950      4,042,158
Merrill Lynch Global Allocation Fund Class A                   8,334 units         123,313        128,924
Merrill Lynch Corporate Bond Fund Investment Grade Class A   149,730 units       1,666,487      1,672,489
Merrill Lynch Basic Value Fund Class A                       121,652 units       3,714,242      4,250,511
                                                                              ------------   ------------

Subtotal                                                                        13,343,190     14,346,736

Party-In-Interest Investments -
  Tab Products Co. common stock                                                  3,952,768      4,608,852

Loans to employees (93 loans at interest rates ranging from
  9.25% to 9.75%, maturing through June 8, 2012)             488,381 shares        499,820        499,820
                                                                              ------------   ------------

Total                                                                         $ 17,795,778   $ 19,455,408
                                                                              ------------   ------------
                                                                              ------------   ------------


TAB PRODUCTS CO.  TAX DEFERRED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27d - REPORTABLE TRANSACTIONS
YEAR ENDED MAY 31, 1997
--------------------------------------------------------------------------------

                                                                                                     CURRENT VALUE
                                                                                                      OF ASSET ON          NET
                                            NUMBER OF       PURCHASE        SELLING        COST OF    TRANSACTION         GAIN
PARTY INVOLVED     DESCRIPTION OF ASSETS  TRANSACTIONS        PRICE          PRICE          ASSET         DATE           OR (LOSS)

Merrill Lynch      Growth Fund Class A          157      $  1,072,101          N/A            N/A     $  1,072,101          N/A
                                                177            N/A        $  790,595     $  727,183   $    727,183      $  63,412


INDEPENDENT AUDITORS' REPORT

To the Participants and Administrative Committee of TAB Products Co. Tax Deferred Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of TAB Products Co. Tax Deferred Savings Plan (the Plan) as of May 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for plan benefits at May 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of May 31, 1997, and (2) reportable transactions for the year ended May 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE  &  TOUCHE LLP
San Jose, California
September 5, 1997

                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                   TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

                   By   /s/ R. J. Sexton
                     ------------------------------------------------------
                   R. J. Sexton, Treasurer and Member of the Administrative
                      Committee for the Plan

November 26, 1997

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement
No. 33-62357 of TAB Products Co. on Form S-8 of our report dated September 5, 1997, appearing in this Annual Report on Form 11-K of the TAB Products Co. Tax Deferred Savings Plan for the year ended May 31, 1997.

DELOITTE  &  TOUCHE LLP
San Jose, California
November 21, 1997